Exhibit 99.1

Aptorum Group Regains Compliance with Nasdaq Minimum Bid Price and Receives Nasdaq Notification of Minimum Market Value of Publicly Held Shares Deficiency

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Aptorum”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune diseases and infectious diseases, today announced that it has received two notifications from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department informing the Company that (i) it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), and (ii) it does not currently meet the minimum market value of publicly held shares (MVPHS) of $5,000,000 under Nasdaq Listing Rule 5450(b)(1)(C).

The Nasdaq deficiency letter under Rule 5450(b)(1)(C) has no immediate effect on the listing of the Company’s Class A Ordinary Shares, and its Class A Ordinary Shares will continue to trade on The Nasdaq Global Market under the symbol “APM” at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been given 180 calendar days, or until August 7, 2023, to regain compliance with Rule 5450(b)(1)(C). If at any time before August 7, 2023, the Company’s MVPHS closes at $5,000,000 or more for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with Rule 5450(b)(1)(C) by August 7, 2023, the Company will receive written notification that its securities are subject to delisting and the Company may appeal the delisting determination to a Hearing’s Panel. Alternatively, the Company may consider applying to transfer the Class A Ordinary Shares to The Nasdaq Capital Market. The Company intends to remain on the Nasdaq Global Market and will actively monitor its MVPHS and will consider available options to resolve the deficiency and regain compliance with Rule 5450(b)(1)(C).

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited

Investor Relations Department

investor.relations@aptorumgroup.com

+44 20 80929299

Redchip – Financial Communications United States

Investor relations

Craig Brelsford

craig@redchip.com

+1 407 571 0902

Actifin – Financial Communications Europe

Investor relations

Ghislaine Gasparetto

ggasparetto@actifin.fr

+33 1 56 88 11 22